NO ACT

PE 12-21-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





February 5, 2008

Michael F. Lohr
Corporate Secretary
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/5/2008

Re: The Boeing Company
Incoming letter dated December 21, 2007

Dear Mr. Lohr:

This is in response to your letters dated December 21, 2007 and January 18, 2008 concerning the shareholder proposal submitted to Boeing by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 18, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

December 21, 2007



VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Health Care Reform Submitted by the AFL-CIO Reserve Fund for Inclusion in The Boeing Company 2008 Proxy Statement

Dear Sir or Madam:

On November 21, 2007, The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"), received a proposed shareholder resolution and supporting statement (together, the "***Proposal***") from the AFL-CIO Reserve Fund (the "***Proponent***") for inclusion in the proxy statement to be distributed to the Company's stockholders in connection with its 2008 Annual Meeting (the "***2008 Proxy Statement***").

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes the Proposal from the 2008 Proxy Statement and form of proxy (the "***2008 Proxy Materials***").

In accordance with Rule 14a-8(j), we hereby file six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**. The Company presently intends to file its definitive 2008 Proxy Materials on March 14, 2008, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2008 Proxy Statement with the Commission.

Also, in accordance with Rule 14a-8(j), we are simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to the Proponent as notice to the Proponent of the Company's intention to exclude the Proposal from the 2008 Proxy Materials. Please fax any response by the Staff to this letter to my attention at (312) 544-2829. We hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to us by facsimile. A copy of additional correspondence with the Proponent relating to the Proposal, since the date the Proposal was submitted to the Company, is attached to this letter as **Exhibit B**.

The Proposal

The Proposal relates to health care reform and states, in relevant part:

> *RESOLVED: Shareholders of The Boeing Company (the "Company") urge the Board of Directors (the "Board") to adopt principles for health care reform based upon principles reported by the Institute of Medicine:*
>
> 1. *Health care coverage should be universal.*
> 2. *Health care coverage should be continuous.*
> 3. *Health care coverage should be affordable to individuals and families.*
> 4. *The health insurance strategy should be affordable and sustainable for society.*
> 5. *Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.*

In addition to asking the Company's Board of Directors (the "***Board***") to adopt the health care reform principles outlined above, the supporting statement of the Proposal describes the Proponent's views on the necessity of health care reform and the economic challenge that rising health care costs represent to U.S. corporations, including the Company.

Summary of Basis for Exclusion

We believe that Boeing may properly exclude the Proposal from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) as relating to the conduct of the Company's ordinary business operations because the Proposal addresses the Company's ordinary business matters (health care benefits for a corporation's employee population) and attempts to involve the Company in the political or legislative process relating to those matters.

Analysis

The Proposal May Be Omitted Under Rule 14a-8(i)(7) as Relating to the Conduct of the Company's Ordinary Business Operations.

A. The Proposal Addresses Ordinary Business Matters

Rule 14a-8(i)(7) under the Exchange Act provides a basis for the exclusion of proposals that seek to submit ordinary business matters to shareholders.[1] In describing the policy considerations underlying the Rule 14a-8(i)(7) ordinary business exclusion, the Commission notes that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that

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[1] *See* 17 C.F.R. § 240.14a-8(i)(7) (permitting a company to exclude a proposal that "deals with a matter relating to the company's ordinary business operations").

they could not, as a practical matter, be subject to direct shareholder oversight." However, proposals relating to such matters but focusing on sufficiently significant social policy issues generally would not be considered to be excludable, because the proposals would "transcend the day-to-day business matters" and raise policy issues so significant that they would be appropriate for a shareholder vote.[2]

The Staff has consistently deemed proposals that deal with health care benefits, and specifically rising health care and health insurance costs, as relating to ordinary business operations and therefore excludable under Rule 14a-8(i)(7). *See, e.g.*, *General Motors Corp.*, SEC No-Action Letter, 2007 WL 1175902 (Apr. 11, 2007) (requesting that the board prepare a report examining the implications of rising health care expenses and how the company is addressing the issue without compromising the health and productivity of its workforce) (the "***2007 GE Letter***"); *Kohl's Corp.*, SEC No-Action Letter, 2007 WL 80456 (Jan. 8, 2007) (same); *General Motors Corp.*, SEC No-Action Letter, 2005 WL 704112 (Mar. 24, 2005) (requesting that the board establish a committee to develop specific reforms for "the health cost problem"); *International Business Machines Corp.*, SEC No-Action Letter, 2005 WL 129947 (Jan. 13, 2005) (requesting a board report on the competitive impact of rising health insurance costs). Even a proposal that deals with health care costs in a broader context, requiring the company to provide information about health costs and support the establishment of a national health insurance system, has been treated as ordinary business and therefore excludable. *International Business Machines Corp.*, SEC No-Action Letter, 2002 WL 188383 (Jan. 21, 2002) (the "***2002 IBM Letter***").

The Proposal requests that the Board adopt principles of health care reform, and much of the Proposal's supporting statement concerns the consequences to the Company of rising health care costs. Health care costs are a significant expense for the Company, and managing health care costs for Boeing employees and retirees and their dependents is a key factor in Boeing's business operations. These health care costs are closely related to the "mundane, day-to-day operations" of the Company. 2007 GE Letter. As a result, a proposal dealing with health care expenses is related to the Company's ordinary business and may be excluded under Rule 14a-8(i)(7).

When assessing proposals under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. *See, e.g.*, Staff Legal Bulletin No. 14C, part D.2. (June 28, 2005) ("In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole.") As a result, regardless of whether the "resolved" clause in a proposal implicates ordinary business matters, the proposal is excludable when the supporting statement has the effect of transforming the vote on the proposal into a vote on an ordinary business matter. Although framed broadly as asking the Company to adopt certain principles for health care reform, the Proposal's supporting statement highlights the consequences of rising health care costs to the Company, which seems to be the main impetus for submitting the Proposal. For example, the supporting statement states that the health care

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[2] *See* Exchange Act Release No. 34-40018 (May 18, 2001).

principles the Proposal advocates "are essential if public confidence in our Company's commitment to health care coverage is to be maintained." The supporting statement further notes that "[o]ur Company currently has Other Postretirement Benefit [sic] (which includes health care benefits) liability of more than $8 billion, according to its 10-K. We believe that the 47 million Americans without health insurance results in higher costs to our Company . . . . Moreover, we feel that increasing health care costs further reduce shareholder value when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale." Accordingly, we believe the Proposal and its supporting statement taken as a whole implicate the ordinary business operations of the Company.

Moreover, the Staff has not deemed the national health care reform debate to involve the type of significant social policy issue that would take proposals relating to health care reform out of the ordinary business exclusion. *See, e.g., Pepsico, Inc.*, SEC No-Action Letter, 1991 WL 178559 (Mar. 7, 1991) (proposal calling for the establishment of a "committee of the board consisting of outside and independent directors for the purpose of evaluating the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" could be excluded from their proxy materials as ordinary business under former Rule 14a-8(c)(7)). *See also Albertson's, Inc.*, SEC No-Action Letter, 1992 WL 57576 (Mar. 19, 1992) and *Albertson's, Inc.*, SEC No-Action Letter, 1992 WL 55854 (Mar. 19, 1992) (separate decisions of the Commission declining to review the Staff's letter dated February 10, 1992, excluding shareholder proposals from NYCERS and UBC General Officers' Pension Fund, respectively, relating to national health care reform on ordinary business grounds); *Minnesota Mining and Manufacturing Co.*, SEC No-Action Letter, 1991 WL 176604 (Feb. 6, 1991) (proposal to have the company's board prepare a special report including "an evaluation of the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" properly excluded by the Staff as part of company's ordinary business operations); *Knight-Ridder, Inc.*, SEC No-Action Letter, 1991 WL 176516 (Jan. 23, 1991) (same); *Albertsons, Inc.*, SEC No-Action Letter, 1991 WL 176507 (Jan. 22, 1991) (same). The same result should apply here in the context of the ongoing health care reform debate.

As a provider of health care benefits, Boeing is active in monitoring and attempting to reduce the costs of health care. Whether viewed as a matter of employee benefits or as a significant expense in the Company's operations, monitoring health care costs is a routine part of the Company's business. The Proposal, concerning health care costs, should be treated as relating to the Company's ordinary business of providing employee benefits and therefore excludable under Rule 14a-8(i)(7).

B. The Proposal Involves Ordinary Business Matters Because It Attempts to Involve the Company in the Political or Legislative Process Relating to the Company's Business Operations.

Health care reform is at the center of national and state political debate and legislative initiatives.[3] The Proposal requests that the Company adopt one set of principles of health care reform, thereby seeking to involve the Company in the political or legislative process on an issue relating to the Company's ordinary business operations (the provision of health care benefits to its employees). In a number of no-action letters, the Staff has concurred that similar proposals are excludable under Rule 14a-8(i)(7). For example, in the 2002 IBM Letter, the Staff concurred in the exclusion of a proposal that, like the Proposal here, asked the company to join the political debate on health care reform. The proposal at issue in the 2002 IBM Letter asked the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system." The Staff concurred that the proposal was excludable because it "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." The Staff reached the same result in the following letters: *Chrysler Corp.*, SEC No-Action Letter, 1992 WL 25332 (Feb. 10, 1992) (proposal that the registrant "actively support and lobby for universal health coverage"); *Dole Food Co.*, SEC No-Action Letter, 1992 WL 30692 (Feb. 10, 1992), *Commission review denied* (Mar. 19, 1992) (proposal seeking to establish committee of the board "for the purpose of evaluating the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company"); *GTE Corp.*, SEC No-Action Letter, 1992 WL 32325 (Feb. 10, 1992) (proposal requesting the preparation of a report by a committee of the board to evaluate various health care proposals being considered by national policy makers); *Brunswick Corp.*, SEC No-Action Letter, 1992 WL 30687 (Feb. 10, 1992) (proposal requesting the registrant to establish a committee of the board to prepare a report (i) comparing health standards, methods of administration, costs and financing of health care plans in all countries where the company does business, and (ii) describing any aspects of governmental policy affecting those plans which should be included in the development of a national health insurance plan in the United States).[4]

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[3] For example, Massachusetts and Vermont passed health care reform laws in 2006. Differing health care reform bills are pending in several states, including California, Hawaii, Illinois, Kansas, Minnesota, North Carolina and Pennsylvania. "Health Reform Bills" page of the National Conference of State Legislatures website, http://www.ncsl.org/programs/health/universalhealth2007.htm, (accessed on Dec. 18, 2007). As the Proponent notes, health care reform is at the center of a national political discussion, including the 2008 presidential election. *See* Catherine Arnst, *The Politics of Health Care Reform*, BusinessWeek (September 17, 2007). On the legislative side, several health care reform bills have been introduced into the U.S. Congress, and President Bush recently vetoed a bill that would reauthorize the State Children's Health Insurance Program (SCHIP) (a state-federal partnership to bridge the safety net gap for low-income children who are ineligible for Medicaid but still lack private health insurance). *See* the "National legislative activities" page of the American Medical Association website, http://www.ama-assn.org/ama/pub/category/5913.html (accessed on Dec. 18, 2007).

[4] It is notable that the New York City Employees' Retirement System (NYCERS), the stockholder proponent in both *Brunswick* and *Dole*, challenged the Commission's determinations that its proposals could be excluded as ordinary business, moving in each instance for a preliminary injunction in separate actions in the U.S. District Court for the Southern District of New York. These attempts were ultimately unsuccessful. For a detailed summary of the procedural history of these challenges, see the 2002 IBM Letter.

The instant Proposal seeks the same end: adopting principles of health care reform is substantively indistinguishable from the actions requested by the proposals in the 2002 IBM Letter and the other letters cited above. Those proposals were all excluded because they sought to involve the company in question in the political process surrounding health care reform. The same result should apply here under Rule 14a-8(i)(7).

The determination of the Company's position on health care reform falls squarely within the Company's ordinary business operations. Boeing employs a team of professionals whose routine duties include the ongoing assessments of various existing health care programs and determining the Company's position, if any, on health care reform. Based on the authority noted above, the Proposal is excludable as it deals with the Company's ordinary business operations (i.e., the provision of health care benefits to its employees) and seeks to involve the Company in the political and legislative process relating to those ordinary business operations.

* * * * *

For the foregoing reasons, we believe the Proposal may be omitted from the 2008 Proxy Materials and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



Michael F. Lohr
Corporate Secretary

enclosures

cc: AFL-CIO Reserve Fund

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 20, 2007

By UPS Next Day Air

James C. Johnson, Corporate Secretary
The Boeing Company
100 North Riverside Plaza
311A1, MC 5003-1001
Chicago, Illinois 60606-1596

Dear Mr. Johnson:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2007 proxy statement of The Boeing Company (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 600 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment



Shareholder Proposal

RESOLVED: Shareholders of The Boeing Company (the "Company") urge the Board of Directors (the "Board") to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued five principles for reforming health insurance coverage in a report, Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as those set forth by the Institute of Medicine, are essential if public confidence in our Company's commitment to health care coverage is to be maintained.

Access to affordable, comprehensive health care insurance is the most significant social policy issue in America according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. In our opinion, health care reform also is a central issue in the presidential campaign of 2008.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*The New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007)

The National Coalition on Health Care (whose members include some of the largest publicly-held companies, institutional investors and labor unions) also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Our Company currently has Other Postretirement Benefit (which includes health care benefits) liability of more than $8 billion, according to its 10-K. We believe that the 47 million Americans without health insurance results in higher costs to our Company, as well as all other U.S. companies that provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Moreover, we feel that increasing health care costs further reduce shareholder value when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale.

EXHIBIT B

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

COPY



November 28, 2007

VIA OVERNIGHT COURIER

Daniel F. Pedrotty
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, NW
Washington, D.C. 20006

Re: Shareholder Proposal Concerning Principles for Health Care Reform

Dear Mr. Pedrotty:

On November 21, 2007, we received the AFL-CIO Reserve Fund's shareholder proposal concerning principles for health care reform, which was submitted for inclusion in our 2008 proxy statement. We appreciate your interest in this issue.

The purpose of this letter is to notify you that we have not received sufficient proof that the AFL-CIO Reserve Fund has continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as of the date you submitted the proposal, as required by Proxy Rule 14a-8(b).

Proxy Rule 14a-8(b)(2) requires that the AFL-CIO Reserve Fund, as a non-registered shareholder or "beneficial holder," demonstrate its eligibility to submit a shareholder proposal by submitting to us a written statement from the "record holder" (usually a banker or broker) verifying that it has continuously held the requisite number of securities for at least one year prior to the time you submitted the proposal. Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,



Mark R. Pacioni
Assistant Corporate Secretary and Counsel

enclosure

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

November 26, 2007

RECEIVED

NOV 29 2007

James C. Johnson, Corporate Secretary
The Boeing Company
100 North Riverside Plaza
311A1, MC 5003-1001
Chicago, Illinois 60606-1596

Re: The Boeing Company

Dear Mr. Johnson:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 600 shares of common stock (the "Shares") of The Boeing Company, beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account #2567. The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

8560-253

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 18, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Boeing Company's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of the Boeing Company ("Boeing" or the "Company"), by letters dated December 21, 2008, and January 18, 2008, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2008 proxy materials.

I. Introduction

Proponent's shareholder proposal to Boeing urges:

the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

Boeing argues that the Proposal is excludable because it:

- "addresses ordinary business matters" and "attempts to involve the Company in the political or legislative process" [Rule 14a-8(i)(7)];

- "is vague and indefinite and the Company cannot determine how to implement the Proposal's objectives." [Rule 14a-8(i)(3) and Rule 14a-8(i)(6)].

The Company asserts that since health care is "a key factor in Boeing's business operations," any proposal dealing with health care reform is therefore excludable as ordinary business under Rule 14a-8(i)(7). If this were so, then SEC Staff decisions on health care reform and human and labor rights would have uniformly permitted companies to exclude proposals on these significant social policy issues. As outlined in detail below, Staff decisions do not support Boeing's argument. In addition, the Company now argues that the Proposal may be excluded because it is vague and indefinite and may be excluded under Rule 14a-8(i)(3). A careful reading of the Proposal, however, demonstrates that its terms are clear and that it urges the Board of Directors to adopt Boeing's own principles on a significant social policy issue—health care reform—just as other proposals have done on another significant public issue: labor and human rights. In sum, the Proposal carefully focuses on a significant social policy issue and it belongs on the Boeing proxy for 2008.

II. The Proposal is not excludable under Rule 14a-8(i)(7), as an ordinary business matter because it focuses on a significant social policy issue that transcends the day-to-day business matters of the Company.

A. Health care reform is a significant social policy issue.

The Commission stated in Exchange Act Release No. 40018 that "proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues…would not be excludable, because the proposals would transcend day-to-day business matters…." The Proposal before Boeing is just such a proposal. It urges the Board of Directors to adopt principles for health care reform based upon principles reported by the nation's leading authority on health care issues, the Institute of Medicine. The Proposal does not ask the Company to provide any information or reports on its internal operations. Instead, it asks the Company to focus externally on health care reform as a significant social policy issue affecting the Company and the public's health.

Health care reform is, in fact, the most important domestic issue in America. Public opinion polls by *The Wall Street Journal*/NBC News, the Kaiser Foundation, the Associated Press,[1] the Commonwealth Fund[2] and *The New York Times* all document its significance. The

[1] Associated Press, December 28, 2007, "Issues rated as 'extremely important' in November [2007], and how that sentiment has changed [in December 2007]: Health care: 48 percent then, 53 percent now." Associated Press-Yahoo News survey of 1,821 adults was conducted Dec. 14-20, 2007; overall margin of sampling error of plus or minus 2.3 percentage points

[2] Commonwealth Fund, "The Public's Views on Health Care Reform in the 2008 Presidential Election," January 15, 2008: 86% of Americans surveyed say health care reform will be "somewhat important" (24%) or "very important" (62%).

November 2007 *Wall Street Journal*/NBC News poll, for example, reported 52% of Americans "say the economy and health care are most important to them in choosing a president, compared with 34% who cite terrorism and social and moral issues.... That is the reverse of the percentages recorded just before the 2004 election. The poll also shows that voters see health care eclipsing the Iraq war for the first time as the issue most urgently requiring a new approach."[3]

Many businesses now cite health care costs as their biggest economic challenge. Indeed, Boeing is a member of the Business Roundtable, whose president, John Castellani, has called health care reform a top priority for business and Congressional action."[4] In September, the CEOs of Kelly Services and Pitney Bowes, Inc, together with GE's Global Health Director, called on Congress to enact health care reform.[5] They joined other leading business coalitions, including the National Coalition on Health Care and the National Business Group on Health. The latter's membership consists of 245 major companies, including 60 of the Fortune 100.[6] Each organization maintains that the cost of health care for business is now greater than it should be and will continue to rise as long as 47 million Americans who have no health insurance remain without coverage.

Other leading business organizations have recently announced their support for health care reform: Divided We Fail, a coalition of the AARP, the Business Roundtable, the Service Employees International Union (SEIU) and the National Federation of Independent Business, states that it will "make access to quality, affordable health care and long-term financial security top issues in the national political debate."[7] In addition, Wal-Mart has joined with SEIU, calling on Congress to enact health care reform.[8]

Underscoring the significance of health care reform as a major social policy issue in 2007, the American Cancer Society has taken the unprecedented step of redirecting its entire $15

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[3] *The Wall Street Journal*, December 4, 2007, p A1.

[4] "Business Roundtable Unveils Principles for Health Care Reform," Press Release, June 6, 2007, http://www.businessroundtable.org//newsroom/document.aspx?qs=5886BF807822B0F19D5448322FB51711FCF50C8. Accessed December 4, 2007.

[5] Presentations by Carl Camden, CEO, Kelly Services; Michael Critelli, Chairman and CEO, Pitney Bowes, Inc. and Robert Galvin, M.D., Director, Global Health, General Electric Corporation, at Conference on Business and National Health Care Reform, sponsored by the Century Foundation and the Commonwealth Fund, Washington, DC, September 14, 2007.

[6] "National Health Care Reform: the Position of the National Business Group on Health," National Business Group on Health, Washington, DC (July, 2006), http://www.businessgrouphealth.org/pdfs/nationalhealthcarereformpositionstatement.pdf. (Accessed December 4, 2007).

[7] *The Wall Street Journal*, November 13, 2007, p. B4.

[8] *The New York Times*, February 7, 2007.

million advertising budget "to the consequences of inadequate health care coverage" in the United States.[9]

B. The Proposal focuses on principles for health care reform as a significant social policy issue, not as a matter of internal risk assessment.

Proponent's Proposal urges the Company to adopt a statement of principles for health care reform. It neither asks for a report on this significant social policy issue, nor does it require any assessment of internal matters of risk affecting the Company. The Proposal, in fact, is more akin to proposals that have called upon companies to adopt a code of conduct dealing with human rights. Such codes are statements of principles that guide a company in dealing with the significant social policy issue of human rights. The Staff has decided that such proposals are not excludable as matters relating to ordinary business operations under Rule 14a-8(i)(7). In both *McDonald's Corporation*, 2007 SEC No-Act. LEXIS 378 (March 22, 2007), and *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004), companies cited "ordinary business operations," to exclude proposals calling for the adoption of a company code of conduct. The Staff denied each company's request.

Boeing narrowly characterizes the Proposal here as one concerned with "consequences to the Company." But the plain language of the Proposal and the Supporting Statement describe "health care reform" in the context of a significant social policy affecting the Company and the nation. The Proposal describes "universal" coverage of all Americans and repeatedly speaks in terms of businesses in the U.S. and the global economy. It cites research from one of the nation's leading health economists, Dr. Kenneth Thorpe, that shows companies pay as much as $1,160 in surcharges for each insured employee to cover the costs of medical care delivered to the 47 million Americans who are uninsured.[10] The Supporting Statement also describes Dr. Thorpe's finding that universal health insurance coverage would save employers presently providing health insurance an estimated $595-$848 billion in the first 10 years of implementation.[11]

Just as the human rights proposals in *McDonald's Corporation* and *Costco Wholesale Corporation* involved companies in the U.S. and the global economy and the significant social policy issue of human rights, the Proposal here focuses on the Company in the U.S. and the global economy and health care as a significant social policy issue.

C. While proposals calling for reports on health care have generally been excluded as matters involving an analysis of internal risk, Proponent's

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[9] *The New York Times*, August 31, 2007.
[10] Kenneth Thorpe, Ph.D., cited in "Paying A Premium: The Added Cost of Care for the Uninsured," (Families USA, Washington, DC: June 2005), p.4.
[11] Kenneth Thorpe, Ph.D., "Impacts of Health Reform: Projections of Costs and Savings," (National Coalition on Health Care, Washington, DC: 2005), p.14.

Proposal calls for an entirely different measure: the adoption of principles for health care reform—on a matter of significant social policy.

The Company cites *International Business Machines Corporation*, 2002 SEC No-Act. LEXIS 85 (January 21, 2002), in support of its request to exclude the Proposal. Proponent did, in fact, submit an identical proposal to IBM for inclusion in that company's 2008 proxy. Unlike Boeing, however, IBM chose not to file a No-Action Letter with the Commission. Instead, IBM began a dialogue with the Proponent. IBM and the Proponent reached an agreement on the text of a letter that IBM sent to the Proponent (Attachment "A"), describing its principles for health care reform.[12] Bristol-Meyers Squibb ("Bristol-Meyers") received a nearly identical proposal to Proponent's, calling for the adoption of principles for health care reform. After a dialogue with proponents of the resolution, Bristol-Meyers withdrew its request to the Commission for a No-Action Letter to exclude the Proposal, citing Rule 14a-8(i)(7).[13] Bristol-Meyers has now posted its statement of principles for health care reform on its website.[14]

In *Ford Motor Company*, 2007 SEC No-Act. LEXIS 296 (March 1, 2007), the Staff agreed that a proposal requesting that the board prepare a report "examining the implications of rising health care expenses and how Ford is addressing this issue without compromising the health and productivity of its workforce" could not be excluded as ordinary business under Rule 14a-8(i)(7): The proposal requested a report focused exclusively on health care costs as a significant social policy issue. Both the proposal and the supporting statement contained extensive documentation on health care costs. Both carefully framed the issue as one that in no way involved reporting on the internal risks posed to Ford's ordinary business, including its employee benefits operations.

The Company, however, cites Staff decisions on proposals that centered on matters of internal risk assessment and company finances relating to employee benefits plans. *General Motors Corporation*, 2007 SEC No-Act. LEXIS 446 (April 11, 2007), involved what GM described as "a significant expense for General Motors, and managing health care costs for GM employees and retirees and their dependents is a key factor in GM's business operations." *Id.*; *Kohl's Corporation*, 2007 SEC No-Act. LEXIS 5 (January 8, 2007), involved the same proposal, calling for a report on health care costs at each company. Unlike the Proponent's Proposal, which calls for the adoption of principles on a significant social policy issue, the health care reports called for by the proposals in *General Motors Corporation* and *Kohl's Corporation* would have required each company to conduct internal risk assessments.

[12] Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM, to Daniel F. Pedrotty, Director, Office of Investment, AFL-CIO, December 12, 2007.
[13] Letter from Heather L. Maples, Special Counsel, Division of Corporation Finance, US Securities and Exchange Commission, to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008. Bristol-Meyers also cited Rule 14a-8(i)(3) and Rule 14a-8(i)(10).
[14] Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html (Accessed January 18, 2008).

General Motors Corporation, 2005 SEC No-Act. LEXIS 462 (March 24, 2005), is inapposite. Unlike the Proposal before Boeing, which calls upon the Board of Directors to adopt principles for health care reform on a matter of significant social policy issue, the proposal before GM, called for the board to develop "specific reforms for the health care cost problem," a matter that GM explained was an integral part of its routine management of the company.

International Business Machines Corporation, 2002 SEC No-Act. LEXIS 85 (January 21, 2002), also cited by the Company, involved a proposal that called upon IBM to "share with its stockholders the estimated average annual cost for employee health benefits in the United States versus the next five countries with the largest number of IBM employees" and commence a lobbying campaign for national health insurance. Proponent's Proposal contains nothing that would require the sharing of health benefits costs information with shareholders. Nor is there any request to the Company to commence a lobbying campaign for national health insurance. Instead, the Proposal asks the Company to adopt a statement of principles for health care reform. While the Proposal does state Proponent's opinion that health care reform is a significant issue in the presidential campaign of 2008, it merely requests the Board to adopt principles for health care reform. It contains no request for other action. It is entirely up to the Company's Board of Directors and management to take any actions they may deem necessary on health care reform or, for that matter, on any other matter relating to its internal operations with respect to health care benefits.

1. The Proposals' Supporting Statement focuses on health care reform as a significant social policy issue.

Boeing mischaracterizes the Supporting Statement of the Proposal as a matter of ordinary business, claiming that it "highlights the consequences of rising costs to the Company, which seems to be the main impetus for submitting the Proposal." The Company cites Staff Legal Bulletin No. 14C, Part D.2 (June 28, 2005), for the proposition that the Proposal is excludable "when the supporting statement has the effect of transforming the vote on the proposal into a vote on an ordinary business matter."

Staff Legal Bulletin No. 14C contains the following test, which bears no relation to the Company's argument:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The Proposal before Boeing focuses the Company, externally, on a significant social policy issue that adversely affects the public's health and the economy of the nation. That is the entire purpose of the Proposal and the Supporting Statement.

Indeed, the six paragraphs of the Supporting Statement each deal with health care as a significant social policy issue before the nation and before all businesses. There is but one sentence in these six paragraphs that mentions anything specific to Boeing: its more than $8 billion in Other Postretirement Benefits. That single sentence merely supports the Supporting Statement's description of health care reform as a significant social policy issue. The Company also makes much of the reference to shareholder value. Needless to say, shareholder value is impacted by this significant social policy issue, just as another significant social policy issue—labor and human rights—impacts shareholder value. Neither issue is transformed into a matter of ordinary business merely because it impacts shareholder value.

2. The fact that health care reform is a matter of national debate does not render the significant social policy issue of health care reform a matter of ordinary business.

The Company cites several decisions of the Staff in an attempt to argue that a national debate on health care reform does not elevate the issue of health care reform to the status of a significant social policy issue. Yet the decisions cited are inapposite:

Pepsico, Inc., 1991 SEC No-Act. LEXIS 427 (March 7, 1991), involved "an *evaluation* of employee health and welfare plans [that] are matters involving the Company's ordinary business operations." The Proposal before Boeing in no way involves an evaluation of the Company's health and welfare plans. Instead, it focuses the Company outwardly on the issue of health care reform as a significant social policy issue affecting the Company, businesses and the nation.

Albertson's, Inc., 1992 SEC No-Act. LEXIS 390 (March 19, 1002), involved a "proposal [that] is directed at involving the Company in the political or legislative process relating to an aspect of the Company's operations." The Proposal before Boeing is not at all aimed at involving the Company with the political or legislative process. It merely urges the Company to adopt principles on a significant social policy issue. Indeed, Bristol-Meyers Squibb, which initially sought the Commission's approval to exclude a nearly identical proposal on ordinary business grounds, has withdrawn its request and has adopted principles for health care reform. IBM, which has successfully opposed proposals calling for reports on health care costs and lobbying by the company, began a dialogue with Proponent that resulted in a statement of principles for health care reform.

Minnesota Minining and Manufacturing Co., (February 6, 1991), involved a special report evaluating the impact of health care reform proposals upon the company. The proposal before Boeing does not call for a report, nor does it call for an evaluation of health care reform proposals upon the Company. It urges the Board of Directors to adopt principles on s significant social policy issue.

Knight-Ridder, Inc. 1991 SEC No-Act. LEXIS 65 (January 23, 1991) involved a proposal concerning "the selection and evaluation of employee health and welfare plans, [which] are matters involving the Company's ordinary business operations." The Proposal before Boeing has nothing to do with the selection of Boeing's health and welfare plans. Instead, it deals with the adoption of principles on health care reform as a significant social policy issue.

Of course Boeing is a provider of health care benefits to its employees and of course it monitors its health care costs. Those facts in no way change the nature of health care reform as a significant social policy issue. Just as McDonald's has significant employee payroll and supplier operations, those facts do not render proposals on labor and human principles matters of ordinary business.

III. The Proposal urges the Board to adopt principles on a significant social policy issue, not to engage the Company in the political and legislative process.

The Company would have the Commission believe that the Proposal requires Boeing to engage in "the political or legislative process" on "a matter of ordinary business." The Company is wrong on both counts. First, as Proponent has demonstrated above, the Proposal urges the Board of Directors to adopt principles on a significant social policy issue, health care reform. The evidence continues to mount that health care reform is a significant social policy issue.[15] Indeed, Bristol-Meyers Squibb, which initially sought the Commission's approval to exclude a nearly identical proposal on ordinary business grounds, has withdrawn its request and has adopted principles for health care reform. IBM, which has successfully opposed proposals calling for reports on health care costs and lobbying by the company, began a dialogue with Proponent that resulted in a statement of principles for health care reform.

Second, the Proposal in no way urges the Company to involve itself in the political or legislative process. Instead, it merely urges the Board of Directors to adopt principles on this significant social policy issue, just as IBM and Bristol-Meyers Squibb have now done. The Company, however, citing *Chrysler Corporation,* 1992 SEC No-Act. LEXIS 143 (February 10, 1992), mischaracterizes the Proposal as one calling for the Company to participate in the legislative or political process. But in *Chrysler*, the proposal specifically called for lobbying.[16] Proponent makes no such request.

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[15] Associated Press, December 28, 2007, "Issues rated as 'extremely important' in November [2007], and how that sentiment has changed [in December 2007]: Health care: 48 percent then, 53 percent now." Associated Press-Yahoo News survey of 1,821 adults was conducted Dec. 14-20, 2007; overall margin of sampling error of plus or minus 2.3 percentage points. Commonwealth Fund, "The Public's Views on Health Care Reform in the 2008 Presidential Election," January 15, 2008: 86% of Americans surveyed say health care reform will be "somewhat important" (24%) or "very important" (62%).

[16] "ONE or more Chrysler officers and/or directors SHALL actively support and lobby for UNIVERSAL HEALTH coverage (sic)..." *Chrysler Corporation.* 1992 SEC No-Act. LEXIS 143 (February 10, 1992).

The Company also cites *International Business Machines Corporation*, 2002 SEC No-Act. LEXIS 85 (January 21, 2002), in which the proposal called upon IBM to report on:

> the estimated average annual cost for employee health benefits in the United States versus the next five countries with the largest number of IBM employees and if found to be substantially less, join with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits.

The Proposal makes no request for a report or data regarding Boeing's health benefits operations, nor does it call upon the Company to join with any other company or organization to support a "national health insurance system." Instead, like other significant social policy proposals on human rights, it calls upon the Company to adopt principles on a significant social policy issue. *McDonald's Corporation*, 2007 SEC No-Act. LEXIS 378 (March 22, 2007); *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004).

Dole Food Company, 1992 SEC No-Act. LEXIS 154 (February 10, 1992), involved a proposal seeking to involve the company in the legislative process. While the Commission's decision to permit the company to exclude the proposal was reversed by the U.S. District Court, it was remanded as moot by the U.S. Court of Appeals for the Second Circuit, *New York City Employees'Retirement System v. Dole Food Company*, 969 F.2d 1430, 1433 (1992). Contrary to Boeing's assertions, the Proposal before the Company in no way calls upon the Company to involve itself in the legislative or political process.

IV. The Proposal is clear and unambiguous, and Boeing has failed to demonstrate that the Proposal is so inherently vague and indefinite as to be misleading.

The Company cites two Commission decisions on No-Action Letters, *The Proctor and Gamble Company*, SEC No-Action Letter, 202 SEC No-Act. LEXIS 768 (October 25, 2002), and *Philadelphia Electric Company*, SEC No-Action Letter, 1992 SEC No-Act. LEXIS 825 (July 30, 1992), in support of its argument that the Proposal may be excluded because it is so inherently vague and indefinite as to be misleading, with the result that neither the shareholders nor the Company's Board of Directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the Proposal were implemented. Yet a review of these decisions reveals they are not even remotely on point:

The Procter and Gamble Company excluded a shareholder proposal calling for the establishment of a fund to provide legal assistance, witness protection and other unspecified assistance to "victims of retaliation, intimidation and troubles because they are stockholders/shareholders...."

Philadelphia Electric Company excluded a proposal calling for "the election of a committee of small shareholders who will consider and present to the Company's board of directors a plan... 'that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees.'"

The Proposal before Boeing is more akin to the human rights proposals that presented in *McDonald's Corporation*, 2007 SEC No-Act. LEXIS 378 (March 22, 2007), and *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004). Those proposals called for the adoption of a company-wide code of conduct based upon the International Labor Organization Standards. There was no attempt to require a specific standard or a complicated implementation process involving the company's ordinary business operations. The terms of the ILO Standard in *McDonald's*, as the terms of the Institute of Medicine's Principles for Health Care Reform, were merely cited as a point of reference for the company to design its own code or principles. IBM, for example, sent a letter to Proponent on principles for health care reform, while Bristol-Meyers Squibb posted a statement of principles for health care reform on its website.

Peabody Energy Corporation, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 316 (March 8, 2006), and *E.I. du Pont de Nemours and Company*, 2004 SEC No-Act. LEXIS 262 (February 11, 2004), also involved adoption of company-wide human rights and labor standards that were based upon the ILO Standards. The Staff found neither proposal vague or indefinite.

The Institute of Medicine's Principles are well defined and well regarded. Indeed, the Institute of Medicine itself was established by the Congress to articulate and define the significant social policy issue of health care reform. It has done so and, as in the case of the ILO Standards before McDonald's, United Technologies has a well-established set of principles upon which to base its own principles for health care reform.

The Company cites several words from the Institute of Medicine's Principles as examples of words that it claims are undefined or vague. "Universal," "continuous," "affordable" are among them. Each of these words has a plain meaning in the context of principles. IBM and Bristol-Meyers Squibb have each adopted the plain meaning of these words for their own principles for health care reform and, Proponent submits, so can United Technologies.

V. Conclusion

Boeing has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). The Proposal is not excludable under Rule 148-8(i)(7).

The Proposal is clear and it carefully defines its terms, relying upon the well-established Principles for Health Care Reform adopted by the Institute of Medicine. The Proposal may not be excluded under Rule 14a-8(i)(3) and Rule 14a8(i)(6).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

Enclosures

cc: Michael F. Lohr, Corporate Secretary

RECEIVED

DEC 21 2007



Office of the Senior Vice President
Human Resources

New Orchard Road
Armonk, NY 10504

ATTACHMENT A

December 12, 2007

Daniel F. Pedrotty
Director, AFL-CIO Office of Investment
815 Sixteenth Street N.W.
Washington, D.C. 2006

Dear Dan:

I found my discussion with John Sweeney and you on health care reform in Washington, D.C. very timely, productive, and informative. It is clear we share the same high level of concern and commitment to major reforms that provide access to quality health care through comprehensive health insurance coverage for all Americans that is affordable to individuals and families. At the same time, reform should be affordable, sustainable and continuous for the general public, employers, labor unions and our government.

In the current system, health insurance is predominately provided by employers. In that system, responsible employers conduct themselves in such a way that all employees have health care. However, this system is failing and challenges the competitiveness of companies that provide health care. Costs are increasing, coverage is decreasing and employers are finding it more and more difficult to live up to their responsibilities.

We agree we need a new system in which everyone is covered and in which responsible employers do not end up bearing the cost of insuring the employees of irresponsible employers.

The status quo is unacceptable. This challenge needs to be addressed immediately, and business, labor and other interested groups should come together to agree upon a plan for shared responsibility and reforming our health care finance system to achieve these goals.

Moreover, we share the view that reform priorities must include all forms of prevention and strengthening our foundation of primary care. We also need to upgrade information technology systems to support informed decision-making, medical error eradication, medical practice transformation, performance and price transparency and simplifying administration.

I appreciated the opportunity afforded to me by John and you to describe our leadership at IBM. At IBM we not only agree with addressing these reform priorities, but understand the pressing need to take action. For the uninsured, these actions include leading multi-employer efforts to create health care coverage opportunities for the working uninsured in "National Health Access" and for the retired in the "Retiree Health Access" offerings. By the way of information, the "RHA" options allowed IBM to offer its Medicare retirees significant double-digit premium reductions.

Our actions at IBM with respect to the Institute of Medicine's attributes for health care have been equally aggressive. IBM has been an early and persistent instigator of transparency, quality improvement and reimbursement reform. We collaborated on the LEAP Frog initiative for inpatient care improvement and the widely adopted Bridges To Excellence office practice and chronic disease transformation initiative. Most recently, we led transparency in pricing certification, directed specifically at the Prescription Benefit Management industry. I think this demonstrates that actions speak louder than words and be assured we intend to continue our aggressive involvement.

Perhaps our most challenging project is IBM's current work with physicians to change the delivery of care so that we can all buy and receive comprehensive, continuous, coördinated and holistic care from a transformed primary care provider community. IBM helped create and chairs the Patient-Centered Primary Care Collaborative, bringing physicians and buyers together. We want to drive change for both physician and buyer to build strong patient-provider relationships based on better access, reformed care processes and personalization, meaningful communication, quality improvement and reimbursement reform. We know that this system foundation delivers better health, higher patient satisfaction and lower cost that other countries enjoy today.

As we agreed, the challenge is great and time is not on our side. I hope I've made clear we take our commitments seriously. Thank you for the opportunity to exchange views and to talk about the many things we are doing to drive system change and reform. I also want to reaffirm my willingness to continue our dialogue in the future.

Sincerely,



Randy MacDonald
Senior Vice President, Human Resources
IBM Corporation

cc: John Sweeney

Michael F. Lohr
Vice President &
Assistant General Counsel
and Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596



January 18, 2008

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Email address: cfletters@sec.gov

Re: Shareholder Proposal Concerning Health Care Reform Submitted by the AFL-CIO Reserve Fund for Inclusion in The Boeing Company 2008 Proxy Statement

Dear Sir or Madam:

We submit this letter to supplement our previous letter to the staff of the Division of Corporate Finance (the "***Staff***"), dated December 21, 2007, regarding the above-referenced shareholder proposal (the "***Proposal***") submitted to The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"), by the AFL-CIO Reserve Fund (the "***Proponent***") for inclusion in the proxy statement to be distributed to the Company's stockholders in connection with its 2008 Annual Meeting (the "***2008 Proxy Statement***").

As explained in our December 21, 2007 letter, the Company intends to exclude the Proposal from the 2008 Proxy Statement and form of proxy (the "***2008 Proxy Materials***") because it does not comply with certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. In addition to the reasons set forth in our December 21, 2007 letter, we believe that Boeing may properly exclude the Proposal from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(6) because the Proposal is vague and indefinite and the Company cannot determine how to implement the Proposal's objectives.

The Proposal relates to health care reform and states, in relevant part:

> *RESOLVED: Shareholders of The Boeing Company (the "Company") urge the Board of Directors (the "Board") to adopt principles for health care reform based upon principles reported by the Institute of Medicine:*
>
> 1. *Health care coverage should be universal.*
> 2. *Health care coverage should be continuous.*
> 3. *Health care coverage should be affordable to individuals and families.*
> 4. *The health insurance strategy should be affordable and sustainable for society.*

> 5. *Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.*


BOEING

Under Rule 14a-8(i)(3), a company may properly exclude a proposal that is both vague and indefinite. Relief on this basis may be sought if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance, Staff Legal Bulletin No. 14B (Sept. 15, 2004); *Philadelphia Electric Co.*, SEC No-Action Letter, 1992 WL 186643 (July 30, 1992). *See also Alaska Air Group, Inc.*, SEC No-Action Letter, 2007 WL 1152662 (Apr. 11, 2007) (proposal seeking to amend the company's governing documents "to assert, affirm and define the right of the owners of the company to set standards of corporate governance" excludable as vague and indefinite); *Bank of America Corp.*, SEC No-Action Letter, 2007 WL 528626 (Feb. 12, 2007) (proposal seeking to reduce the company's investments until the satisfaction of certain conditions in the State of Israel excludable as vague and indefinite); *International Business Machines Corp.*, SEC No-Action Letter, 2005 WL 267905 (Feb. 2, 2005) (proposal seeking to reduce executive compensation excludable as vague and indefinite); *The Procter & Gamble Co.*, SEC No-Action Letter, 2002 WL 31426319 (Oct. 25, 2002) (proposal seeking creation of a witness protection fund excludable as vague and indefinite). Similarly, a vague and indefinite shareholder proposal may be considered beyond a company's power to effectuate and therefore excludable under Rule 14a-8(i)(6) where a company cannot determine how to implement the proposal's objectives. *See International Business Machines Corp.*, SEC No-Action Letter, 1992 WL 6639 (Jan. 14, 1992) (determining that a company lacks the power to effectuate a proposal that "is so vague and indefinite that a registrant would be unable to determine what action should be taken"); *see also NYC Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144 (S.D.N.Y. 1992) (holding that a proposal involving the implementation of a national health insurance plan was vague, misleading, and beyond the corporation's power to effectuate because the proposal "as drafted lacks the clarity required of a proper shareholder proposal").

The Proposal is vague and indefinite because the broad language of the Proposal does not specify what the Proponent is requesting, thereby rendering the Proposal subject to multiple interpretations. The operative phrase of the Proposal, "adopt principles for health care reform" is so utterly unclear that neither the Company nor its shareholders would be able to determine the Proposal's precise objective. In fact, the Proposal could be subject to at least three different interpretations, such that the Proposal could be read to constitute one of the following: (1) a request that the Board of Directors adopt a list of principles similar to a corporate policy statement; (2) a request that the Company reform its employee health care and benefit programs to meet all of the features of the listed principles; or (3) a request that the Company insert itself into the political or legislative process to expand national health care coverage. Each of the above interpretations would give rise to vastly different results, rendering the Proposal materially misleading.


BOEING

Furthermore, many of the components of the principles outlined in the Proposal are themselves subject to different interpretation. Specifically, the terms "universal," "continuous," "affordable," "sustainable," "effective," "efficient," "safe," "timely," "patient-centered," and "equitable," as they relate to health care coverage and health insurance, are unclear. As in *Fuqua Industries, Inc.*, SEC No-Action Letter, 1991 WL 178684 (Mar. 12, 1991), "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal."

The breadth of the Proposal and its inherent ambiguities make it impossible for the Company, its Board of Directors or its shareholders to determine with any degree of certainty what types of "principles of health care reform," are to be adopted to comply with the vague and ill-defined terms used in the Proposal. It is inevitable that different shareholders will have different views on the Proposal when casting their votes, thereby creating further uncertainty for the Company and the Board in interpreting and implementing the intent of those shareholders who vote in favor of the Proposal. Because the Proposal is ambiguous and contains terminology that would not allow shareholders or the Company to understand how the Proposal would operate or the actions that the Company would be expected to take to implement the Proposal, the Proposal is excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Therefore, for the reasons set forth herein and in our prior letter, the Company hereby respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Securities and Exchange Commission if Boeing excludes the Proposal from the 2008 Proxy Materials.

In accordance with Rule 14a-8(j), we are simultaneously providing a copy of this letter via email and courier to the Proponent's representative.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802.

Very truly yours,



Michael F. Lohr
Corporate Secretary

cc: AFL-CIO Reserve Fund

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2007

The proposal urges the board of directors to adopt principles for health care reform based upon principles specified in the proposal.

We are unable to concur in your view that Boeing may exclude the proposal under rules 14a-8(i)(3) or 14a-8(i)(6). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(3) or 14a-8(i)(6).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Eduardo Aleman
Attorney-Adviser

END